SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                                  CARSON, INC.
                       (Name of Subject Company (Issuer))


                                  COSMAIR, INC.
                            CRAYON ACQUISITION CORP.
                       (Names of Filing Persons Offerors)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    145845103
                      (CUSIP Number of Class of Securities)


                             JOHN D. SULLIVAN, ESQ.
                                 GENERAL COUNSEL
                                  COSMAIR, INC.
                   575 FIFTH AVENUE, NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 818-1500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]   third-party tender offer subject to Rule 14d-1.
         [ ]   issuer tender offer subject to Rule 13e-4.
         [ ]   going-private transaction subject to Rule 13e-3.
         [ ]   amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                         (Continued on following pages)
                               (Page 1 of 3 pages)




NY2:\892128\02\J4DC02!.DOC\39200.0029

                     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000 (as amended and supplemented, the "Schedule TO") by Crayon Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ("Parent"), with respect to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of Carson, Inc., a Delaware corporation (the "Company"), at a price of $5.20 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2000, filed as Exhibit (a)(1)(A) to this Statement (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 11     ADDITIONAL INFORMATION.

           Clause (a) of Item 11 is supplemented as follows:

           Reference is made to Section 15 of the Offer to Purchase. On March 22, 2000, Parent received a request for additional information from the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), which Parent intends to comply with as soon as practicable. As a result, the waiting period under the HSR Act has been extended until 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance therewith. On March 22, 2000, the Company received a related request from the Antitrust Division.

           SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 23, 2000 that the information set forth in this statement is true, complete and correct.


                                COSMAIR, INC.

                                By: /s/ Roger Dolden
                                    -------------------------------------------
                                    Name: Roger Dolden
                                    Title: Executive Vice President, Chief
                                           Administrative Officer and Secretary



                                CRAYON ACQUISITION CORP.

                                By: /s/ Roger Dolden
                                    -------------------------------------------
                                    Name: Roger Dolden
                                    Title: Vice President and Secretary













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